UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2011

Commission File Number: 001-35270

TUDOU HOLDINGS LIMITED

Building No. 6, X2 Creative Park, 1238 Xietu Road, Xuhui District

Shanghai 200032, People’s Republic of China

(86-21) 5170-2355

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TUDOU HOLDINGS LIMITED

By:	/s/ Gary Wei Wang

Name:	Gary Wei Wang
Title:	Chief Executive Officer

Date: November 14, 2011

EXHIBIT INDEX

Page

Exhibit 99.1 –Press Release regarding third quarter unaudited financial results of Tudou Holdings Limited	4

Tudou Reports Third Quarter 2011 Financial Results

Net Revenues Up 52.1% Year-over-Year

Registered Users Increase to Over 96 Million

Live Conference Call to be Held at 7:30 AM U.S. Eastern Time, November 15

(November 14, 2011 - Shanghai, China) Tudou Holdings Limited (NASDAQ: TUDO) (“Tudou” or the “Company”), a leading online video company in China, today announced its unaudited financial results for the third quarter of 2011. The Company will hold a conference call at 7:30 am U.S. Eastern Time on November 15, 2011. Dial-in details are provided below.

Third Quarter 2011 Financial Highlights

•	Net revenues were RMB 149.7 million (US$ 23.5 million) up 52.1% year-over-year and 28.3% quarter-over-quarter.

•	Online advertising service revenues were RMB 126.5 million (US$ 19.8 million) up 43.4% year-over-year and 23.8% quarter-over-quarter.

•	Mobile video service revenues were RMB 16.2 million (US$ 2.5 million) up 95.0% year-over-year and 45.8% quarter-over-quarter.

“We are pleased to see growing demand for Tudou’s online video platform as evidenced by our healthy revenue growth,” said Gary Wang, Founder, Chairman and Chief Executive Officer of the Company. “We are also proud of the recent completion of several strategic cooperation agreements as discussed in “Recent Developments” as well as our Nasdaq listing, landmark events that we believe will bring significant benefits to our shareholders, advertisers and web users. We reached these milestones with the valued support of Tudou’s customers, suppliers and employees.”

Sam Lai, Director and Chief Financial Officer of the Company, commented: “We are pleased with the third quarter results that reflect tangible progress in our operational results and top line growth. Tudou’s management is working to strengthen our platform and services, grow a loyal user base and focus on enhancing user experience. We expect to work towards these goals through a combination of organic growth, cooperation and marketing alliances”

Third Quarter 2011 Financial Results

REVENUES: Net revenues for the third quarter of 2011 increased by 52.1 % to RMB149.7 million (US$23.5 million) from RMB98.4 million in the corresponding period in 2010.1 The increase was primarily attributable to the increase in net revenues from the Company’s online advertising services.

Online advertising service revenues for the third quarter of 2011 increased by 43.4% to RMB126.5 million (US$19.8 million) from RMB88.2 million in the corresponding period in 2010. This was primarily attributable to an increase in the average spending per advertiser from existing advertisers.

The Company generated net revenues from mobile video services of RMB16.2 million (US$2.5 million), representing a 95.0% increase from RMB8.3 million for the corresponding period in 2010.

COST OF REVENUES: Cost of revenues increased by 103.9% to RMB101.1 million (US$15.9 million) from RMB49.6 million in the corresponding period in 2010. The increase was primarily attributable to the increase in Internet bandwidth costs and content costs. Internet bandwidth costs totaled RMB44.2 million (US$6.9 million), or 29.5% of net revenues compared to RMB26.7 million, or 27.1% of net revenues in the corresponding period in 2010. The increase in Internet bandwidth costs was primarily due to the Company’s Internet bandwidth expansion in response to increased traffic on its website. Content costs consist of amortization of the premium licensed content, salaries and benefits for staff, as well as the production cost for content produced in-house. Content costs totaled RMB42.5 million (US$6.7 million), or 28.4% of net revenues, compared to RMB12.5 million, or 12.7% of net revenues, in the corresponding period in 2010. The increase in content costs was primarily due to increased licensed content purchases as well as the rising cost of licensed content associated with increased industry demand.

[1]

The Company records revenue on a net basis and the net revenues are presented net of RMB27.9 million (US$4.4million) of agency fees paid to third party advertising agencies as a reduction of revenues over the period when the related revenues was recognized and sales tax of RMB20.2 million (US$3.2million), compared to RMB16.3 million of agency fees paid to third party advertising agencies and sales tax of RMB13.7 million in the corresponding period in 2010.

GROSS PROFIT: For the third quarter of 2011, gross profit totaled RMB48.5 million (US$7.6 million), compared to RMB 48.8 million in the corresponding period in 2010. Gross margin was 32.4% compared to 49.6% in the corresponding period in 2010. The decline in gross margin was primarily due to the increase in Internet bandwidth costs and licensed content costs.

OPERATING EXPENSES: Total operating expenses for the third quarter of 2011 were RMB64.4 million (US$10.1 million) compared to RMB41.5 million in the corresponding period in 2010. The increase was primarily due to a RMB20.4 million increase in sales and marketing expense mainly as a result of the Company’s hiring additional sales professionals. This was partially offset by a RMB31.0 million (US$4.9 million) decrease in share-based compensation expenses due to the decrease in fair value of the liability awards prior to the completion of the Company’s initial public offering in August 2011.

FAIR VALUE CHANGES IN WARRANT LIABILITIES: The Company recorded a gain of RMB75.6 million (US$11.9 million) in the third quarter of 2011 from fair value changes in warrants that the Company issued in connection with the issuance of a convertible loan in April 2010 and the warrants issued with the issuance of Series E preferred shares in July 2010, compared to a gain of RMB14.1 million in the corresponding period in 2010. The warrant holders exercised all such warrants in August 2011.

NET INCOME: Net income for the third quarter of 2011 increased to RMB52.5 million (US$8.2 million) from a net loss of RMB 0.5 million in corresponding period in 2010.

ADJUSTED NET INCOME (LOSS): Adjusted net loss for the third quarter of 2011, which excludes a decrease of RMB 32.5 million in share-based compensation expense and RMB75.6 million of fair value changes in warrant liabilities, was RMB55.6 million (US$8.7 million) compared to adjusted net income of RMB0.2 million in the corresponding period in 2010. See “About Non-GAAP Financial Measures” below.

Business Outlook

For the fourth quarter of 2011, the Company expects year-on-year growth in net revenues of 55% to 60%. This forecast reflects the Company’s current and preliminary view, which is subject to change.

Recent Developments

The Company successfully completed its initial public offering and listing of 6,000,000 ADSs on the NASDAQ Global Market in August 2011. The Company raised net proceeds of approximately US$143.5 million from the offering

In August 2011, Tudou and Leshi Internet Information & Technology (Beijing) Co. Ltd. (“LeTV”) entered into a revenue sharing arrangement. Under the arrangement, starting in October 2011, much of LeTV’s extensive content portfolio of over 680 TV episodes and 650 movies has begun to be aired on the website of tudou.letv.com.

In October 2011, the Company entered into an agreement with The Walt Disney Company (NYSE: DIS) for the online distribution rights to the Pixar animation movie, Cars 2, in Mainland China. The Company began airing Cars 2 on Tudou.com on October 24, 2011, which is available for on-demand viewing for a fee in Mandarin, Cantonese or English language versions.

On October 18, 2011, the Company announced that it had entered an agreement with LeTV in Shanghai to form a strategic joint venture. The Company believes this will significantly enhance the growth of its licensed content library in a cost-effective manner.

Conference Call

The Company will hold a conference call on November 15, 2011 at 7:30 am Eastern Time to discuss the third quarter 2011 financial and operating performance. Listeners may access the call by dialing the following numbers:

United States Toll Free:	+1-855-500-8701

International:	+1-646-254-3515

China Domestic:	400-1200654

Hong Kong:	+852-305-12745

Conference ID:	26228862

The replay will be accessible through November 21, 2011 by dialing the following numbers:

United States Toll Free:	+1-866-214-5335

International:	+1-718-354-1232

China Domestic:	400-6920026

Conference ID:	26228862

A webcast of the conference call will be available through the Company’s investor relations website at http://ir.tudou.com/.

About Non-GAAP Financial Measures

We define adjusted net income (loss), a non-GAAP financial measure, as net income (loss) excluding share-based compensation expenses, beneficial conversion charge on convertible loan and fair value changes in warrant liabilities. We review adjusted net income (loss) together with net income (loss) to obtain a better understanding of our operating performance. We also believe it is useful supplemental information for investors and other interested persons to assess our operating performance without the effect of non-cash beneficial conversion charge on convertible loan and fair value changes in warrant liabilities, which will not likely be recurring factors in our business in the future, and share-based compensation expenses, which have been and will continue to be a significant recurring factor in our business.

We present this non-GAAP financial measure because this is used by our management to evaluate our operating performance. We believe that the non-GAAP financial measure provides useful information to investors and other interested persons because by having access to such information they will have the same data we use to assess our operating performance, and because such information allows them to understand and evaluate our consolidated results of operations in the same manner as our management and to make period over period comparison of our financial results. However, the use of adjusted net income (loss) has material limitations as an analytical tool. One of the limitations of using non-GAAP adjusted net income (loss) is that it does not include all items that impact our net income (loss) for the period. In addition, because adjusted net income (loss) may not be calculated in the same manner by all companies, it may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider adjusted net income (loss) in isolation from or as an alternative to net income (loss) prepared in accordance with U.S. GAAP. We encourage investors and other interested persons to review our financial information in its entirety and not rely on a single financial measure.

Exchange Rate

This press release contains translations of certain Renminbi amounts into US dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to US dollars for the quarter ended September 30, 2011, were made at a rate of RMB 6.3780 to US$1.00, the noon buying rate in effect on September 30, 2011 in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at such rate.

About Tudou.com:

Tudou.com is a leading online video company in China, where users can upload, view and share videos. The Company’s comprehensive video content library includes user generated videos, premium licensed content and made-for-Internet, in-house produced original series. The Company is also a key supporter of aspiring artists through various initiatives including Warehouse No. 6, its independent talent incubator; “Orange Box,” its in-house production program; and its annual Tudou Video Festival. Tudou’s vision is to build an online community of video enthusiasts where people can find what they want to watch, share what they create and connect with like-minded people.

Investor Relations Contact:

ICR, Inc.

Jeremy Peruski

+1 (646) 405-4884

IR@tudou.com

SOURCE: Tudou

Safe Harbor: Forward Looking Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “may”, “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “aims”, “estimates,” “confident”, “likely to” and similar statements. Among other things, the Company’s business outlook and revenue guidance for the fourth quarter of 2011, as well as Tudou’s strategic and operational plans contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s business strategies and initiatives as well as its business plans; the Company’s future business development, results of operations and financial condition; changes in the Company’s revenues and certain cost or expense items; the Company’s expectations with respect to increased revenue growth and its ability to sustain profitability; the Company’s services under development or planning; the Company’s ability to attract users and advertisers and enhance its brand recognition; the success of the Company’s cooperation agreement and other agreements with Disney and other entities; the ability of the online video and advertising industry in China to grow at rates projected by market data, or at all. Any of the foregoing risks may have a material adverse effect on the Company’s business and the market price of its ADSs. In addition, the rapidly changing nature of the online video and advertising industry in China subjects any projections or estimates relating to the growth prospects or future condition of the Company’s market to significant uncertainties. If any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements. Further information regarding these and other risks is included in the Company’s registration statement on Form F-1 filed with the Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

Tudou Holdings Limited

Consolidated Balance Sheet Information

	Sept 30, 2010	June 30, 2011	Sept 30, 2011	Sept 30, 2011
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
(Amounts expressed in RMB unless otherwise stated)	RMB	RMB	RMB	US$

Assets

Current assets:
Cash and cash equivalent	307,078,977	135,769,594	1,074,322,010	168,441,833
Restricted cash	68,144,800	78,629,940	94,438,751	14,806,954
Short term investments	6,034,165	—	—	—
Accounts receivable, net	205,355,937	259,354,944	293,923,363	46,083,939
Prepayments and other current assets	12,017,198	34,481,051	92,669,121	14,529,495
Content purchased	1,389,728	18,720,530	18,533,612	2,905,866
Content produced	5,212,980	—	3,968,323	622,189

Total current assets	605,233,785	526,956,059	1,577,855,180	247,390,276

Property and equipment, net	39,508,125	66,825,250	80,784,856	12,666,174
Intangible assets	—	4,696,093	5,399,122	846,523
Other assets	—	4,282,679	4,247,089	665,897
Other long-term receivables	—	—	10,000,000	1,567,890
Content purchased	19,676,517	59,980,909	83,488,337	13,090,050

Total assets	664,418,427	662,740,990	1,761,774,584	276,226,810

Liabilities and shareholders’ equity

Current liabilities:
Accounts payable	47,759,937	76,297,318	98,360,113	15,421,780
Tax payable	15,309,327	25,456,201	31,841,525	4,992,400
Accrued liabilities and other payables	110,601,338	170,319,316	193,561,100	30,348,245
Short-term loan	61,243,510	72,343,510	83,343,510	13,067,342
Share-based compensation liability	27,001,509	263,420,394	—	—

Total current liabilities	261,915,621	607,836,739	407,106,248	63,829,767

Warrant liabilities	12,491,628	343,404,204	—	—

Total liabilities	274,407,249	951,240,943	407,106,248	63,829,767

Series A redeemable convertible preferred shares	7,259,235	7,617,308	—	—
Series B redeemable convertible preferred shares	56,959,249	55,008,503	—	—
Series C redeemable convertible preferred shares	127,320,900	122,960,400	—	—
Series D redeemable convertible preferred shares	380,622,480	367,586,880	—	—
Series E redeemable convertible preferred shares	332,348,298	378,063,467	—	—

Shareholders’ equity
Ordinary shares	9,700	9,700	74,608	11,698
Additional paid-in capital	11,054,330	11,054,330	2,533,580,756	397,237,497
Accumulated deficit	(525,563,014)	(1,230,800,541)	(1,178,987,028)	(184,852,152)

Total shareholders’ equity	(514,498,984)	(1,219,736,511)	1,354,668,336	212,397,043

Total liabilities and shareholders’ equity	664,418,427	662,740,990	1,761,774,584	276,226,810

Tudou Holdings Limited

Consolidated Statement of Operations Information

	For the Three Months Ended,				For the Nine Months Ended,
	Sept 30, 2010	June 30, 2011	Sept 30, 2011	Sept 30, 2011	Sept 30, 2010	Sept 30, 2011	Sept 30, 2011
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
(Amounts expressed in RMB unless otherwise stated)	RMB	RMB	RMB	US$	RMB	RMB	US$

Revenues	112,150,281	131,307,230	169,849,583	26,630,540	215,184,205	392,575,581	61,551,518
Sales tax	(13,748,892)	(14,635,680)	(20,191,808)	(3,165,853)	(27,013,199)	(46,869,285)	(7,348,587)

Net revenues	98,401,389	116,671,550	149,657,775	23,464,687	188,171,006	345,706,296	54,202,931

Cost of revenues	(49,598,409)	(85,577,861)	(101,124,670)	(15,855,232)	(153,102,003)	(267,698,361)	(41,972,148)

Gross profit	48,802,980	31,093,689	48,533,105	7,609,455	35,069,003	78,007,935	12,230,783

Operating expenses:
Sales and marketing expenses	(29,024,086)	(55,679,672)	(49,410,940)	(7,747,090)	(79,932,832)	(181,474,542)	(28,453,205)
General and administrative expenses	(12,429,053)	(31,029,507)	(14,988,226)	(2,349,988)	(26,186,491)	(129,905,287)	(20,367,715)

Total operating expenses	(41,453,139)	(86,709,179)	(64,399,166)	(10,097,078)	(106,119,323)	(311,379,829)	(48,820,920)

Income/(loss) from operations	7,349,841	(55,615,490)	(15,866,061)	(2,487,623)	(71,050,320)	(233,371,894)	(36,590,137)

Finance income	56,717	76,330	51,789	8,120	349,182	204,776	32,107
Finance expense	(8,236,696)	(1,090,078)	(1,354,304)	(212,340)	(12,002,749)	(3,311,544)	(519,214)
Other expense		(119,253)	(1,100)	(172)	(19,062)	(120,353)	(18,870)
Foreign exchange loss	(2,806,388)	(3,135,290)	(5,923,547)	(928,747)	(6,910,287)	(11,973,220)	(1,877,269)
Beneficial conversion charge on convertible loan	(10,966,998)	—	—	—	(10,966,998)	—	—
Fair value change in warrant liabilities	14,087,376	(18,979,502)	75,632,028	11,858,267	16,867,923	(113,732,565)	(17,832,011)

Income/(loss) before income taxes	(516,148)	(78,863,283)	52,538,805	8,237,505	(83,732,311)	(362,304,800)	(56,805,394)

Income taxes

Net Income/(loss)	(516,148)	(78,863,283)	52,538,805	8,237,505	(83,732,311)	(362,304,800)	(56,805,394)

Earnings per ordinary share
- Basic	(0.04)	(6.57)	0.85	0.13	(6.98)	(12.62)	(1.98)
- Diluted	(0.04)	(6.57)	0.83	0.13	(6.98)	(12.62)	(1.98)

Earnings per ADS
- Basic	(0.17)	(26.29)	3.41	0.53	(27.91)	(50.46)	(7.91)
- Diluted	(0.17)	(26.29)	3.32	0.52	(27.91)	(50.46)	(7.91)

Weighted average ordinary shares outstanding
- Basic	12,000,000	12,000,000	61,610,329	61,610,329	12,000,000	28,718,499	28,718,499
- Diluted	12,000,000	12,000,000	63,240,028	63,240,028	12,000,000	28,718,499	28,718,499

Share-based compensation was allocated in operating expenses as follows:
Cost of revenues	639,551	3,038,065	(4,689,054)	(735,192)	(784,451)	13,067,015	2,048,764
Sales and marketing expenses	1,264,985	9,803,139	(9,908,829)	(1,553,595)	(762,042)	34,942,968	5,478,672
General and administrative expenses	1,892,016	9,809,598	(17,923,310)	(2,810,177)	(1,028,977)	48,735,871	7,641,247

Tudou Holdings Limited

Adjusted Net Loss — Non-GAAP Reconciliation

		For the Three Months Ended,				For the Nine Months Ended,
		Sept 30, 2010	June 30, 2011	Sept 30, 2011	Sept 30, 2011	Sept 30, 2010	Sept 30, 2011	Sept 30, 2011
		(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
		RMB	RMB	RMB	US$	RMB	RMB	US$

Net income/(loss)		(516,148)	(78,863,283)	52,538,805	8,237,505	(83,732,311)	(362,304,800)	(56,805,394)

Add back:	share-based compensation expenses/(gains)	3,796,552	22,650,802	(32,521,193)	(5,098,964)	(2,575,470)	96,745,854	15,168,683
	beneficial conversion charge on convertible loan	10,966,998	—	—	—	10,966,998	—	—
	fair value changes in warrant liabilities	(14,087,376)	18,979,502	(75,632,028)	(11,858,267)	(16,867,923)	113,732,565	17,832,011

Adjusted net income/(loss)		160,026	(37,232,979)	(55,614,416)	(8,719,726)	(92,208,706)	(151,826,381)	(23,804,700)

Tudou Holdings Limited

Consolidated Statements of Cash Flows

(Amounts expressed in RMB unless otherwise stated)	For the Three Months Ended,
	Sept 30, 2010	June 30, 2011	Sept 30, 2011	Sept 30, 2011
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	RMB	US$

Cash flows from operating activities:
Net (loss)/profit	(516,148)	(78,863,283)	52,538,805	8,237,505
Adjustments to reconcile net (loss)/profit to net cash (used in) provided by operating activities:
Depreciation of equipment	5,913,321	6,734,331	8,022,134	1,257,782
Amortization of intangible assets	—	50,405	114,671	17,979
Amortization of other assets	—	35,590	35,590	5,580
Provision for doubtful accounts	1,347,590	4,085,033	10,396,926	1,630,123
Amortization of the premium content licensed	3,954,423	18,124,644	23,572,294	3,695,876
Amortization of the content produced	—	3,497,227	—	—
Share-based compensation	3,796,552	22,650,802	(32,521,193)	(5,098,964)
Interest expense from the accretion of the convertible loan	7,451,088	—	—	—
Beneficial conversion charge on convertible loan	10,966,998	—	—	—
Fair value changes in warrant liabilities	(14,087,376)	18,979,502	(75,632,028)	(11,858,267)
Foreign exchange loss	2,806,388	3,135,290	5,923,547	928,747

Changes in operating assets and liabilities:
Accounts receivables	(75,976,851)	(9,304,512)	(44,965,344)	(7,050,070)
Prepayments and other current assets	(928,135)	(2,242,691)	(282,135)	(44,236)
Other long-term receivables	—	—	(10,000,000)	(1,567,890)
Content produced	(3,030,500)	—	(3,968,323)	(622,189)
Accounts payable	10,426,987	(2,172,159)	19,731,048	3,093,611
Business tax payable	5,767,211	3,005,534	6,385,324	1,001,148
Other payables and accruals	24,075,456	9,368,177	34,298,734	5,377,663

Net cash used in operating activities	(18,032,996)	(2,916,110)	(6,349,950)	(995,602)

Cash flows from investing activities:
Purchase of equipment	(7,056,218)	(18,344,013)	(23,682,454)	(3,713,147)
Purchase of intangible assets	—	(463,656)	(817,700)	(128,206)
Advance payment for content purchased	—	—	(80,784,271)	(12,666,082)
Cash paid for premium content licensed	(22,892,758)	(45,761,160)	(42,860,344)	(6,720,029)
Cash received from maturity of short-term investment	20,193,280	—	—	—
Net increase in restricted cash	(11,508,694)	(13,065,940)	(15,808,811)	(2,478,647)
Net cash used in investing activities	(21,264,390)	(77,634,769)	(163,953,580)	(25,706,111)

Cash flows from financing activities:
Proceeds from issuance of the redeemable convertible preferred shares	236,434,080	—	—	—
Cash received from short-term loan	29,968,573	11,100,000	21,000,000	3,292,568
Cash paid for the repayment of short-term loan	(20,000,000)	—	(10,000,000)	(1,567,890)
Cash received from exercise of warrants	—	—	160,423,540	25,152,640
Cash received from public offering	—	—	961,381,493	150,734,006
Cash paid for initial public offering cost	—	(613,685)	(18,025,540)	(2,826,206)
Net cash provided by financing activities	246,402,653	10,486,315	1,114,779,493	174,785,118

Net increase/(decrease) in cash and cash equivalents	207,105,267	(70,064,564)	944,475,963	148,083,405

Cash and cash equivalents at beginning of period	102,780,098	208,969,448	135,769,594	21,287,174
Effect of foreign exchange rate change on cash	(2,806,388)	(3,135,290)	(5,923,547)	(928,746)
Cash and cash equivalents at end of period	307,078,977	135,769,594	1,074,322,010	168,441,833

Supplementary Disclosure of Cash Flow Information
Cash paid for income taxes	—	—	—	—
Cash paid for interest	641,546	1,034,405	1,350,486	211,741

Supplementary Disclosure of Non-cash Investing and Financial Activities
Unpaid deferred expenses/Payables related to the initial public offering	736,841	17,477,601	11,056,949	1,733,608
Payables related to purchase of equipment	3,532,565	19,702,648	1,700,714	266,653
Payables related to premium content licensed	2,641,516	9,895,500	4,032,461	632,245
Payables related to PRC advertising license qualification right	—	300,124	—	—
Conversion of the convertible loan to redeemable convertible preferred shares	102,394,500	—	—	—